Filed by Macatawa Bank Corporation
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1933



                               Subject Company: Grand Bank Financial Corporation
                                                  Commission File No.: 000-00000




NASDAQ national Market:             MCBC
FOR RELEASE:                        Immediate
DATE:                               November 21, 2001


CONTACT:                            Macatawa Bank Corporation
                                    Benj. A. Smith, III, Chairman
                                    616.396.0119
                                    Steven L. Germond, Chief Financial Officer
                                    616.820.1862

                                    Grand Bank Financial Corporation
                                    Charles C. Stoddard, Chairman
                                    616.233.3312
                                    Thomas J. Wesholski, President
                                    616.233.3320

LARGEST LOCAL BANKING COMPANY TO BE CREATED BY MERGER OF MACATAWA BANK CORPORATION and Grand BANK Financial Corporation

Holland, Michigan and Grand Rapids, Michigan - Macatawa Bank Corporation (Nasdaq: MCBC) and Grand Bank Financial Corporation announced today that they have signed a definitive agreement for the merger of Grand Bank Financial Corporation into Macatawa, which will result in Macatawa Bank Corporation becoming the holding company of Grand Bank and Macatawa Bank. The combined organization would be one of the largest banking organization in Kent and Ottawa Counties. The transaction has been approved by the Boards of Directors of both corporations.

Grand Bank shareholders will receive 17.5979 shares of Macatawa common stock for each share of Grand Bank stock. Based upon the $16.75 per share November 20 closing price for Macatawa's common stock, the total transaction value is approximately $40 million. The transaction is expected to close in the second quarter of 2002, at which time Grand Bank will become a wholly-owned subsidiary of Macatawa.

Macatawa anticipates that the transaction will be accretive to earnings per share in 2002. Cost reductions of 10% are anticipated for the combined companies through consolidation of operating systems and other support costs. No staff reductions are anticipated.

Ben Smith, Chairman of Macatawa, commented, "This is an excellent opportunity for Macatawa Bank and for Grand Bank. Grand Bank and Macatawa Bank have similar cultures and business philosophies. Grand Bank, like Macatawa Bank, was founded by strong community minded leaders who believed in the mutual benefits of local banking to our communities, our customers, our employees and our shareholders. Grand Bank has a
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reputation of a high level of customer service and community involvement as does
Macatawa Bank. Our alliance, at a time of a rapidly changing and competitive environment, will allow us to compete more effectively and efficiently in the attractive banking markets of Kent, Ottawa and Allegan counties."

Mr. Smith added "We believe the combined strength of Macatawa Bank and Grand Bank will allow us to better serve our communities. We now will have the additional opportunity and capacity to branch and to invest in technology that is necessary to prosper in this increasingly, competitive financial services market."

Charles Stoddard, Chairman of Grand Bank Financial Corporation commented, "This merger is an excellent opportunity for our shareholders, associates and clients. An important part of the transaction is that Grand Bank will continue to operate as a separate bank charter with a local management team and board of directors. Grand Bank will continue to strive to maintain the highest level of personal service for our customers and community. The added resources of a larger banking company will assist Grand Bank in expanding our reach to other areas of West Michigan."

Each Bank will continue to operate as an independent bank having local directors and local decision making. Upon completion of the transaction, Charles Stoddard, the current Chairman and Chief Executive Officer of Grand, will retire to become more involved in church and volunteer activities and Tom Wesholski, Grand's President, will become Chief Executive Officer of Grand Bank.

The merger is subject to approval by Macatawa and Grand shareholders, approval by bank regulator agencies, and other customary conditions. Additional information will be provided in the Prospectus/Proxy Statement to be distributed to Grand and Macatawa shareholders in connection with the shareholder meetings to approve the transaction, which are expected to occur in the first quarter of 2002.

A conference call has been scheduled for 10:30 am EST on Thursday, November 29, 2001. Analysts, shareholders and other interested parties, may access a live simulcast conference call on the internet at Macatawa Bank's web site at www.macatawabank.com by clicking on the "webcast" link found in the investor information section. The conference call may also be accessed by logging on to www.streetevents.com.

Grand Bank Financial Corporation is the holding company for Grand Bank based in Grand Rapids Michigan, and has total assets of $252 million, total deposits of $213 million, and total loans of $220 million, at September 30, 2001.

Macatawa is a bank holding company headquartered in Holland, Michigan. After completing the pending merger, Macatawa will have two wholly owned subsidiary banks, Macatawa Bank and Grand Bank, with pro forma as of September 30, 2001, total assets of approximately $886 million, total deposits of approximately $715 million, and total loans of approximately $727 million.

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CAUTIONARY  STATEMENT:  This  press  release  contains  certain  forward-looking statements concerning the merger that involve risks and uncertainties which could cause actual events to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to, economic,
competitive,   governmental   and  regulatory   factors   affecting   Macatawa's
operations, markets, products, services, pricing and financial performance. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Macatawa does not intend, and undertakes no obligation, to update these forward-looking statements. Further information concerning Macatawa and its business, including additional factors that could materially affect Macatawa's financial results, is included in Macatawa's filings with the Securities and Exchange Commission.
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Macatawa  Bank  Corporation  intends to file with the  Securities  and  Exchange
Commission a definitive prospectus and joint proxy statement relating to the proposed merger. WE URGE INVESTORS TO READ THE PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. Documents filed with the SEC by Macatawa Bank Corporation will be available free of charge by directing a request to the Secretary of Macatawa Bank Corporation at 348 Waverly Road, Holland, Michigan 49423. Information concerning the participants in the solicitation of proxies for the merger will be included in the definitive prospectus and joint proxy statement.



                                  End of Filing

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